FORM 6-K
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Ratio Analysis of the Consolidated Financial Statements September 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by Superintendencia de Valores y Seguros of Chile (the “Chilean Securities Commission”). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the Company’s subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of September 30, 2007 and 2008 are as follows:

Assets	2007 ThU.S.$	2008 ThU.S.$

Current assets	1,807,978	2,101,739
Property, plant and equipment	6,101,185	6,559,011
Other assets	97,963	112,576

Total assets	8,007,126	8,773,326

Liabilities and Shareholders’ Equity	2007 ThU.S.$	2008 ThU.S.$

Current liabilities	668,420	889,887
Long-term liabilities	2,294,899	2,274,558
Minority interest	12,008	65,372
Shareholders’ equity	5,031,799	5,543,509

Total liabilities and shareholders’ equity	8,007,126	8,773,326

Total assets increased by 9.6%, or U.S.$766 million, from September 30, 2007 to September 30, 2008. This increase is mainly attributable to an increase in property, plant and equipment, inventories, trade accounts receivable and investments in related companies.

Total liabilities increased by U.S.$201 million from September 30, 2007 to September 30, 2008. This increase is mainly attributable to a net increase in bank liabilities of U.S.$326 million and an increase in deferred tax of U.S.$46 million, which was partially offset by a decrease in income tax of U.S.$25 million and bonds of U.S.$133 million.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Ratio Analysis of the Consolidated Financial Statements September 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

a)	Analysis of the Balance Sheet, continued

The main financial and operating ratios are as follows:

Liquidity ratios	09/30/2007	12/31/2007	09/30/2008

Current ratio	2.70	3.07	2.36
Acid ratio	1.59	1.77	1.30

The liquidity ratio in the current period represents a decrease, due to a proportional increase of the current liabilities in respect to the current assets, which in turn is explained by an increase in short-term bonds, partly compensated by an increase in inventory.

The decrease in the current acid ratio from 2007 to 2008 is attributable to a proportional increase in liabilities explained by greater bank balances and by lower balances of financial investments, in turn offset by an increase in trade receivables.

Debt indicators	09/30/2007	12/31/2007	09/30/2008

Debt to equity ratio	0.59	0.58	0.57
Short-term debt to total debt	0.23	0.20	0.28
Long-term debt to total debt	0.77	0.80	0.72
Financial expenses covered	5.94	5.83	6.05

The debt ratio was 0.59 and 0.57 at September 30, 2007 and September 30, 2008, respectively.

Current liabilities increased modestly from 23% of total liabilities at September 30, 2007 to 28% of total liabilities at September 30, 2008. The increase is attributable to a higher proportional increase in current liabilities with respect to a decrease in long-term liabilities, due do an increase in bank debt, partly offset by a decrease in public debt and provisions in current assets, as well as a decrease in the long-term portion of our bond debt.

The ratio of financial expenses covered increased from 5.94 points in 2007 to 6.05 points in 2008. The increase is attributable to a higher increase in profits related to financial expenses.

Operational ratios	09/30/2007	12/31/2007	09/30/2008

Inventory turnover	2.07	2.79	2.10
Inventory turnover (excluding forests)	3.18	4.51	3.32
Inventory permanence (days)	130.54	129.01	128.86
Inventory permanence (excluding forests)	85.01	79.87	81.37

The ratio of inventory turnover increased from 2.07% at September 30, 2007 to 2.10% points at September 30, 2008. For this reason, the inventory permanence ratio decreased during the period ended September 30, 2008, due to a proportionally higher increase in sales with regard to the average inventory.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Ratio Analysis of the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

Operating income	09/30/2007 ThU.S.$	12/31/2007 ThU.S.$	09/30/2008 ThU.S.$

Pulp	1,254,403	1,729,860	1,449,282
Sawn timber, cut wood, plywood and fiber panels	1,193,493	1,647,846	1,309,730
Forestry products	56,096	81,778	78,531
Other	69,642	116,248	102,330

Total operating income	2,573,634	3,575,732	2,939,873

Operating costs	09/30/2007 ThU.S.$	12/31/2007 ThU.S.$	09/30/2008 ThU.S.$

Timber	368,377	529,324	429,684
Forestry work	229,119	311,896	305,575
Depreciation	168,639	238,851	163,126
Other costs	593,090	857,969	782,182

Total operating costs	1,359,225	1,938,040	1,680,567

Analysis of Operating Income

Operating income includes net income of U.S.$707 million in 2008 compared to U.S.$764 million in 2007, a decrease of U.S.$57 million, caused by higher operating costs and by higher sales and administration expenses, offset by an increase in operating income.

Analysis of Non-Operating Loss

There was a non-operating loss of U.S.$106 million in 2007, compared to U.S.$104 million in 2008. The change was primarily caused by an increase in non-operating loss as described in the following table:

Item	Million U.S.$

Interest earned	2
Interest expenses	14
Other non-operating expenses	(3)
Foreign currency exchange rate	(12)
Others net	1

Decrease non-operating loss	2

The increase in the exchange difference is principally due to a strong appreciation of the dollar against the Chilean peso, the Euro and the Real, currencies in which the Company owns financial investments.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Ratio Analysis of the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

Profitability ratios	09/30/2007	12/31/2007	09/30/2008

Equity yield	11.01	13.58	9.17
Asset performance ratio	6.83	8.46	5.78
Operating asset ratio	10.13	12.42	8.53
Income per share (U.S.$)	4.61	6.15	4.28
EBITDA *	971,558	1,303,310	894,248
Income after tax (ThU.S.$)	518,302	692,691	480,653

* Earnings before income tax, interest, depreciation, amortization and extraordinary items.

Operational income ThU.S.$	763,677	1,008,562	706,811
Financial expenses ThU.S.$	(133,903)	(180,771)	(119,823)
Non-operating expenses ThU.S.$	(105,659)	(139,134)	(103,670)

3.	MARKET SITUATION

Pulp

During the third quarter of 2008, the pulp market has shown signs of weakness, partly derived from the increase in supply for the product that has resulted from the launch of our new factories.

Our clients are not only facing growing restrictions of a financial nature, but they have also faced a decrease in demand for paper, which is made principally from pulp and whose consumption is directly associated to the level of economic activity in each country.

This situation brought a moderate decrease in the price levels in our market.

The outlook for pulp in the last quarter of 2008 is not favorable and we do not rule out a stronger decrease in prices. In fact, diverse indicators show that the deterioration of the world economy would get worse in the next months, with the resulting impact in the pulp market and other commodities.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Ratio Analysis of the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION, continued

Wood

The real estate and construction market in the United States continues to decrease during the third quarter this year. The construction of houses continues to decrease, reaching levels of 800,000 houses a year, compared to the 2 million houses built two years ago. The actual levels of construction are the lowest in 17 years. There still is a significant stock of unsold houses, which will not allow for the recovery of the sector until next year’s second quarter.

This has negatively affected the sales volume of moldings and wood when compared to last year. The price of moldings and wood in the United States has decreased during the third quarter this year.

Towards the end of the third quarter the financial crisis was affecting all markets. This has generated uncertainty and the devaluation of almost all currencies with respect to the dollar. A decrease in demand and price weakness is present in all markets.

The oil decline and the decrease in activity are also decreasing the sea freight.

Panels

At the closing of the third quarter the sales of the Panels Division showed an increase of 7.2% compared to the same period in 2007 when measured in Dollars. With this result, the aggregate invoicing for 2008 shows an increase of 18.4% through September compared to the same period in 2007. The percentages previously mentioned do not take into account the sale of energy to other business of the Company and the National Energy Grid (Central Interconnected System or CIS).

During this quarter, the sales of plywood (AraucoPly) were within projections. However, sales in Europe showed a decline in returns due to the devaluation of the Euro. The process of launching and remodeling the lines of productions has caused delays in production volumes and exports abroad.

The sales of moldings of MDF (Truchoice) showed an irregular behavior during the third quarter, since it started with a very high demand, only to end September with a very significant contraction in product orders due to the real estate crisis in the United States.

While this situation has not currently affected the demand for boards for the furniture businesses such as MDF, Aglomerados and Hardboard, (that operate under the brands Trupan, Faplac y Cholguan), we have experienced a lower demand for moldings that has forced us to intensify the search for sales options in non-regular markets, principally in Asia. The board sales in Latin America maintain their level.

At a productive level, the previously discussed factories are operating within projections.

At the end of September, in general, all markets started to show signs of deceleration, which caused us to lower our projections for the fourth quarter.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Ratio Analysis of the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

4.	ANALYSIS OF CASH FLOW

	09/30/2007 ThU.S.$	12/31/2007 ThU.S.$	09/30/2008 ThU.S.$

Operating cash flow	755,362	1,029,042	634,510
Cash flow from financing activities	(283,296)	(188,764)	(214,831)
Cash flow from investment activities	(417,081)	(768,194)	(394,156)

Net cash flow for the period	54,985	72,084	25,523

We had a positive operating cash flow of U.S.$634 million compared to a U.S.$755 million for the same period in 2007, resulting from an increase in payments to suppliers and personnel, partially offset by higher revenue for sales.

Cash flow from financing activities at September 30, 2008 was a net expense of U.S.$215 million compared to a net expense of U.S.$283 million for the same period in 2007. This change resulted from a lower debt payment compared with the same period in 2007, partially offset by a bond allocation in 2007.

Cash flow from investment activities for this period was a lower net expense than for the same period in 2007, due principally to minor disbursements for purchases in property, plant and equipment.

5.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of September 30, 2008, a relation between fixed rate debts and total consolidated debt of approximately 74,9%, which it believes is consistent with the industry in which it operates. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited in large part because the Company maintains one of the lowest cost structures in the industry.

In response to economic risks resulting from interest rate variations, the Company has applied policies consistent with the general policies of the industries in which it operates.

As explained in note 2, the Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both their assets and their liabilities are denominated in U.S. dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate has decreased significantly since January 1, 2002, when they began maintaining their accounting records and preparing their financial statements in U.S. dollars.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Consolidated Balance Sheets
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
ASSETS	2007 ThU.S.$	2008 ThU.S.$

CURRENT ASSETS:
Cash	31,178	38,280
Time deposits	14,790	86,968
Marketable securities (note 3)	200,975	103,611
Trade accounts receivable (note 4)	561,761	637,433
Notes receivable	3,675	7,089
Other receivables	86,884	66,305
Notes and accounts receivable from related parties (note 18)	3,761	7,184
Inventories (note 5)	679,725	849,643
Recoverable taxes	93,798	85,075
Prepaid expenses	68,802	97,803
Other current assets	62,629	122,348

Total current assets	1,807,978	2,101,739

PROPERTY, PLANT AND EQUIPMENT: (note 6)
Land	533,401	646,131
Forests	2,529,540	2,804,674
Buildings and other infrastructure	2,035,729	2,104,703
Machinery and equipment	2,879,175	2,972,825
Other	500,125	617,904
Technical revaluation	68,769	68,769
Less: Accumulated depreciation	(2,445,554)	(2,655,995)

Net property, plant and equipment	6,101,185	6,559,011

OTHER NON-CURRENT ASSETS:
Investments in related companies (note 7)	86,877	140,997
Investments in other companies	261	280
Goodwill (note 8)	3,672	2,993
Negative goodwill (note 8)	(56,738)	(88,271)
Long-term receivables	13,770	9,812
Intangibles	812	852
Amortization	(434)	(501)
Other (note 9)	49,743	46,414

Total other non-current assets	97,963	112,576

Total assets	8,007,126	8,773,326

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Consolidated Balance Sheets, continued
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
LIABILITIES AND SHAREHOLDERS’ EQUITY	2007 ThU.S.$	2008 ThU.S.$

CURRENT LIABILITIES:
Current bank borrowings (note 10)	59,500	239,519
Current portion of long-term bank borrowings (note 14)	95,657	172,942
Current portion of bonds (note 12)	125,831	123,040
Current portion of other long term liabilities	616	460
Dividends payable	235	217
Trade accounts payable	245,449	244,937
Notes payable	5,373	4,643
Sundry accounts payable	14,340	4,713
Notes and accounts payable to related companies (note 18)	5,394	11,071
Accrued liabilities (note 13)	55,939	44,582
Withholding taxes	28,884	36,416
Income tax payable	25,010	—
Deferred income	3,780	3,494
Deferred taxes	1,791	3,067
Other current liabilities	621	786

Total current liabilities	668,420	889,887

LONG-TERM LIABILITIES:
Long-term bank borrowings (note 14)	178,088	246,455
Bonds (note 12)	1,852,500	1,722,500
Sundry accounts payable	2,262	271
Accrued liabilities	30,587	34,085
Deferred tax liabilities (note 15)	185,054	229,695
Other long-term liabilities	46,408	41,552

Total long-term liabilities	2,294,899	2,274,558

Minority interest (note 23)	12,008	65,372

SHAREHOLDERS’ EQUITY: (note 20)
Paid-up in capital	347,551	347,551
Share premium	5,625	5,625
Forestry and other reserves	1,503,207	1,680,335
Retained earnings	2,653,979	3,025,310
Net income for the period	521,437	484,688

Total shareholders’ equity	5,031,799	5,543,509

Total liabilities and shareholders’ equity	8,007,126	8,773,326

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Consolidated Statements of Income
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
	2007 ThU.S.$	2008 ThU.S.$

OPERATING INCOME:
Sales revenue	2,573,634	2,939,873
Cost of sales	(1,359,225)	(1,680,567)
Gross profit	1,214,409	1,259,306
Administration and selling expenses	(450,732)	(552,495)

Operating income	763,677	706,811

NON-OPERATING INCOME:
Interest earned	14,421	16,629
Share of net income of related companies (note 7)	6,697	5,815
Other non-operating income (note 21)	21,417	21,226
Investment loss of related companies	(464)	(1,066)
Amortization of goodwill (note 8)	(2,179)	(141)
Interest expenses	(133,903)	(119,823)
Other non-operating expenses (note 22)	(18,479)	(21,820)
Price-level restatement (note 1)	(640)	(366)
Foreign currency exchange rate (note 1)	7,471	(4,124)

Non-operating loss	(105,659)	(103,670)

Income before taxes, minority interest and amortization of negative goodwill	658,018	603,141
Income taxes (note 15)	(140,001)	(120,945)
Income before minority interest and amortization of negative goodwill	518,017	482,196
Minority interest (note 23)	285	(1,543)
Income before amortization of negative goodwill	518,302	480,653
Amortization of negative goodwill (note 8)	3,135	4,035

Net income	521,437	484,688

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Statements of Consolidated Cash Flows
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
CASH FLOWS FROM OPERATING ACTIVITIES	2007 ThU.S.$	2008 ThU.S.$

Net income	521,437	484,688
Loss (Profit) on sale of assets
Loss (profit) on sale of property, plant and equipment	108	313
Items affecting income not involving the movement of cash:
Depreciation	177,173	172,686
Amortization of intangibles	30	32
Write-offs and provisions	1,362	5,792
Profit from investments accounted for under the equity method	(6,697)	(5,815)
Interest loss of related companies	464	1,066
Amortization of goodwill	2,179	141
Amortization of negative goodwill	(3,135)	(4,035)
Net price level restatement	640	366
Foreign currency exchange rate	(7,471)	4,124
Others	62,100	82,991
Decrease (Increase) in current assets:
Clients and debtors	(73,418)	(115,610)
Inventory	(19,541)	(105,433)
Other current assets	(19,746)	(6,571)
Increase (Decrease) in current liabilities:
Suppliers and creditors	47,000	96,171
Interest payable	36,110	34,342
Provision for income taxes	31,002	(23,743)
Other current liabilities	5,765	13,005

Net cash flows from operating activities	755,362	634,510

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Statements of Consolidated Cash Flows, continued
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

	At September 30,
CASH FLOWS FROM FINANCING ACTIVITIES	2007 ThU.S.$	2008 ThU.S.$

Loans from financial institutions	767,597	613,455
Loans paid	(1,144,890)	(631,189)
Bonds issue	268,110	—
Dividends paid	(172,466)	(197,097)
Other	(1,647)	—

Net cash flow from financing activities	(283,296)	(214,831)

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of property, plant and equipment	790	1,014
Purchase of property, plant and equipment	(417,401)	(380,717)
Permanent investments	(185)	(7,353)
Capitalized interest paid	(704)	(6,135)
Other investments	419	(965)

Net cash flow from investment activities	(417,081)	(394,156)

Net cash flows from operating, investing and financing activities	54,985	25,523

Effect of inflation	7,662	(13,332)

Net decrease in cash and cash equivalents	62,647	12,191
Initial balance of cash and cash equivalents	184,296	267,230

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	246,943	279,421

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”), and its subsidiaries are engaged principally in the production of pulp, forestry and wood products and the management of its subsidiaries’ forestry assets.

The financial statements of the Company and its subsidiaries (collectively known as “Arauco”) are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the “Chilean Securities Commission”). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (the “U.S.”).

The consolidated financial statements as of September 30, 2007 and 2008 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

(a) Organization and basis of presentation, continued

	Interest of the Company as of September 30, 2008			Total September 30, 2007

Subsidiary company	Direct %	Indirect %	Total %	Total %

Agenciamiento y Servicios Profesionales S.A. (Mexico)	—	99.99	99.99	99.99
Alto Paraná S.A. (Argentina)	—	99.98	99.98	99.97
Arauco Colombia S.A. (Colombia)	1.50	98.49	99.99	—
Arauco Denmark ApS (Denmark)	—	99.99	99.99	99.99
Arauco Distribución S.A.	—	99.99	99.99	99.99
Arauco Ecuador S.A. (Ecuador)	0.10	99.89	99.99	99.99
Arauco Florestal Arapoti S.A. (Brazil)	—	79.99	79.99	99.99
Arauco Forest Brazil S.A. (Ex-L.D. Forest Products S.A.) (Brazil)	42.93	57.06	99.99	99.99
Arauco Forest Products B.V. (The Netherlands)	—	99.99	99.99	99.99
Arauco Generación S.A.	98.00	1.99	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	0.06	99.93	99.99	99.99
Arauco Internacional S.A.	98.03	1.96	99.99	99.99
Arauco Perú S.A. (Peru)	—	99.99	99.99	99.99
Arauco Wood Products, Inc. (U.S.A.)	0.39	99.60	99.99	99.99
Araucomex S.A. de C.V. (Mexico)	—	99.99	99.99	99.99
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Caif S.A. (Argentina)	—	—	—	99.99
Controladora de Plagas Forestales S.A.	—	61.17	61.17	61.17
Ecoboard S.A. (Argentina)	—	—	—	99.99
Ecoresin S.A. (Argentina)	—	—	—	99.99
Faplac S.A. (Argentina)	—	99.99	99.99	99.99
Flooring S.A. (Argentina)	—	99.99	99.99	99.99
Forestal Arauco Costa Rica S.A. (Costa Rica)	8.47	91.52	99.99	99.99
Forestal Arauco Guatemala S.A. (Guatemala)	0. 12	99.87	99.99	99.99
Forestal Arauco S.A.	99.92	—	99.92	99.92
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Cholguán S.A.	—	97.43	97.43	97.43
Forestal Concepción S.A. (Panamá)	—	99.99	99.99	99.99
Forestal Cono Sur S.A. (Uruguay)	—	99.99	99.99	99.99
Forestal Los Lagos S.A.	—	79.94	79.94	79.94
Forestal Misiones S.A. (Argentina)	—	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	9.97	90.02	99.99	99.99
Inversiones Celco S.L. (Spain)	32.02	67.97	99.99	99.99
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
Forestal Nuestra Señora del Carmen S.A. (Ex - La Señora del Milagro S.R.L.) (Argentina)	10.00	89.99	99.99	99.99
Molduras Trupán S.A.	1.00	98.99	99.99	99.99
Paneles Arauco S.A.	99.00	0.99	99.99	99.99
Placas Do Paraná S.A. (Brazil)	7.82	92.17	99.99	99.99
Servicios Logísticos Arauco S.A.	45.00	54.99	99.99	99.99
Southwoods Arauco-Lumber and Millwork LLC (U.S.A.)	—	99.61	99.61	99.61
Trupán Argentina S.A. (Argentina)	—	99.99	99.99	99.99

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

(b)	Currency records

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The Company’s other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos.

(c)	Price-level restatement and foreign currency exchange rate

	(i)	Price-level restatement

The charge or credit for price-level restatement of the subsidiaries that record and prepare their financial statements in Chilean pesos in the consolidated financial statements is comprised of the following two factors:

	(A)	the effect of changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements; and

	(B)	the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento (“UF”).

	(ii)	Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements, relating to the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos, is calculated by restating non-monetary assets, liabilities, shareholders’ equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the year. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of non-monetary assets and liabilities (other than UF- and foreign currency-denominated assets and liabilities) held by these subsidiaries.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule,” according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

c)	Price-level restatement and foreign currency exchange rate, continued

(ii) Changes in purchasing power, continued

The values of the CPI were as follows:

	Index	Change from previous September 30,

September 30, 2007	131.93	5.8%
September 30, 2008	144.11	9.2%

The values of the CPI used for the price-level restatement for the two most recent fiscal periods were as follows:

	Index	Change from previous August 31,

August 31, 2007	130.45	4.7%
August 31, 2008	142.59	9.3%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

(iii) Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the period-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile’s CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexation of the UF.

Values for the UF were as follows (historical pesos per UF):

Ch$

September 30, 2007	19,178.94
September 30, 2008	20,988.34

(iv)	Foreign currency exchange rate

The charge or credit for foreign currency exchange rate is comprised of the change in the value of assets and liabilities denominated in foreign currencies.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

c)	Price-level restatement and foreign currency exchange rate, continued

	(v)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies other than U.S. dollars are detailed in note 17 and have been translated into U.S. dollars at the relevant observed exchange rate reported by the Central Bank of Chile. The observed exchange rates for foreign currencies reported by the Central Bank on the specified dates were as follows:

	At September 30,
	2007 U.S.$ 1	2008 U.S.$ 1

Chilean peso (Ch$)	511,23	551,31
Euro	7,01	7,10
Argentine peso (Ar$)	3,15	3,13
Brazilian real (R$)	1,83	1,90
Unidad de Fomento (UF)	0,03	0,03

The differences arising in the valuation of assets and liabilities denominated in foreign currencies as a result of variations in the exchange rates are accounted for in the income statement as an item of foreign currency exchange rate in the year in which they arise. Realized and unrealized losses and realized gains on interest rate swaps are accounted for under the account headings “Interest and other financial expenses” and “Interest earned” in the period in which they arise. See note 1(o).

Credit (charge) to income for price-level restatement in each of the reporting periods was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders’ equity and income statement accounts as follows:

Credit (charge) to income for price-level restatement:

	Period ended September 30,
	2007 ThU.S.$ Credit (Charge)	2008 ThU.S.$ Credit (Charge)

Assets, liabilities and equity restated by CPI
Shareholders’ equity of subsidiaries in Chilean pesos	(1,649)	(1,687)
Property, plant and equipment, net	801	352
Other assets and liabilities, net	538	1,140

Net effect on income	(310)	(195)

Price-level restatement of income statement accounts	(330)	(171)

Credit (charge) to income by CPI	(640)	(366)

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

c)	Price-level restatement and foreign currency exchange rate, continued

Credit (charge) to income for foreign currency exchange rate:

	Period ended September 30,
	2007 ThU.S.$ Credit (Charge)	2008 ThU.S.$ Credit (Charge)

Assets restated by foreign currency
Trade accounts receivable	5,523	(3,387)
Other assets	28,702	(35,255)
Liabilities restated by foreign currency
Bank borrowings	(2,983)	2,057
Trade accounts payable	(4,475)	7,387
Dividends payable	(2,154)	17,663
Other liabilities	(17,142)	7,411

Net effect on income from foreign currency	7,471	(4,124)

(d)	Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus accrued interest. Marketable securities are shown at the lower of cost plus accrued interest or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest.

Investments in money market funds are stated at market value based on period-end quoted values.

(e)	Inventories

Inventories of raw materials, spare parts and supplies have been stated at the average price or restated cost as determined by price-level restatement principles for those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the year, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.

Finished goods are valued at the lower of average cost of production or market value. For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

(f)	Property, plant and equipment

(i) Property, plant and equipment, excluding forests

The property, plant and equipment of the Company and those of its subsidiaries that maintain their accounting records and prepare their financial statements in U.S. dollars are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Superintendencia de Valores y Seguros. See note 6.

Property, plant and equipment, excluding forests and land, are depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

Financing costs of projects requiring major investments in long-term construction and those costs incurred from financing specific projects are capitalized and amortized over the estimated useful lives of the related assets. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

The Company has conducted an impairment analysis of its significant assets and concluded that no impairment charge is necessary.

(ii) Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement (until December 31, 2002). Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year-end and the prior year’s valuations plus price-level restatement (until December 31, 2002) is accounted for as an adjustment to “Forests” and to shareholders’ equity under the account heading “Forestry and other reserves”.

Forests which are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders’ equity account “Forestry and other reserves” is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

(g)	Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 20% and 50%.

Arauco’s proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

Investment in related companies acquired through December 31, 2003 are accounted for using the equity method, in accordance with Circular Letter No. 368 of the Chilean Securities Commission.

Investment in related companies acquired after December 31, 2003 are accounted for using the proportional net worth method, in accordance with Circular Letter No. 1697 of the Chilean Securities Commission.

Investments in foreign companies are accounted for in accordance with Technical Bulletin No. 64 of the Accountants Association of Chile.

(h)	Income taxes

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 and 69 of the Accountants Association of Chile and Circular 1466 of the Chilean Securities Commission. The effects of deferred income taxes up to January 1, 2000 that were not previously recorded were recognized in accordance with the transitional period provided by Technical Bulletin No. 60, against asset or liability account (“complementary accounts”) and were recorded. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability related. Deferred income taxes by January 1, 2000 are recognized in income as the temporary differences are reversed.

Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax assets to an amount that is more likely than not to be realized.

(i)	Bonds

Bonds are shown at face value plus accrued interest as of each year-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

(j)	Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 5%.

(k)	Research and development expenses

The cost of research, project development and special studies are charged to income in the period in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was U.S.$2,161 thousand and U.S.$3,215 thousand for the period ended September 30, 2007 and 2008, respectively.

(l)	Negative goodwill on investments

Any excess of the fair value of net assets (book value until December 31, 2003) of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period or the life time of acquired assets.

Since January 2004, the lower and higher value of investments represent the difference between the acquisition value of the investment of the related business and the fair value of said investment as of the acquisition date, which is depreciated according to the expected return period of said investment.

The modifications to the fair value, higher and/or lower values are completed in a timeframe no longer than a year since the acquisition date.

(m)	Goodwill on investments

Any consideration paid to acquire a company in excess of fair value of net assets (book value until December 31, 2003) is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five-year period or the life time of acquired assets.

Since January 2004, the lower and higher value of investments represent the difference between the acquisition value of the investment of the related business and the fair value of said investment as of the acquisition date, which is depreciated according to the expected return period of said investment.

The modifications to the fair value, higher and/or lower values are completed in a timeframe no longer than a year since the acquisition date.

(n)	Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than three months. Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and in general, all cash flows not defined as resulting from

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

financing or investing activities. The operating concept used in this statement is broader than that in the consolidated statements of income.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

(o)	Interest rate swaps

Interest rate swap agreements are considered hedges of existing items and accounted for in accordance with Technical Bulletin No. 57 of the Accountants Association of Chile.

(p)	Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders’ equity or as a reduction in the cost of the forests. These amounts are realized as income on sale of the related finished goods.

(q)	Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(r)	Allowance for doubtful accounts

Allowance for doubtful accounts is recorded based on analyses of collectibility on an individual account basis.

(s)	Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

(t)	Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement, and are amortized over 20 years.

(u)	Revenue recognition policy

Revenues are recorded in accordance with Technical Bulletin No. 70 of the Accountants Association of Chile.

(v)	Interest rate swap contracts

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w)	Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in “Property, plant and equipment” as “other assets.”

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

(x)	Translation of foreign subsidiaries, continued

Beginning January 1, 2002, the financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars in accordance with B.T. No. 64. In accordance with B.T. No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company’s operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into U.S. dollars before translation into the accounting records of the parent company. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco’s operations into U.S. dollars as follows:

	•	Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.

	•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

	•	Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

	•	The effects of any exchange rate fluctuations as compared to the U.S. dollar are included in the results of operations for the relevant year.

Until December 31, 2001, under B.T. No. 64, each investment in foreign subsidiaries was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account “Cumulative Translation Adjustment,” as the foreign investment itself was measured in U.S. dollars. For the periods ended September 30, 2008 and 2007, as allowed by B.T. No. 64, the Company designated U.S. dollar denominated debt as an economic hedge of its net foreign investment in Argentina.

As of September 30, 2008, the Company’s investments in Argentina represented 7.5% of its consolidated assets, compared to 7.9% as of September 30, 2007.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company’s Argentine subsidiaries or whether the Argentine economic crisis may affect developments in other emerging markets including Chile. The Company’s financial statements include the financial effects of recent current Argentine developments in accordance with both Superintendencia de Valores y Seguros instructions and Technical Bulletin guidelines.

2.	CHANGES IN ACCOUNTING POLICIES

There are no significant changes in accounting principles or presentation for the years covered in these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

3.	MARKETABLE SECURITIES

Marketable securities as of each period-end, were as follows:

	As of September 30,
	2007 ThU.S.$	2008 ThU.S.$

Mutual fund units	200,975	103,611

Total marketable securities	200,975	103,611

4.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each period-end were as follows:

	As of September 30,
	2007 ThU.S.$	2008 ThU.S.$

Trade accounts receivable	570,503	650,916
Allowance for doubtful accounts	(8,742)	(13,483)

Total trade accounts receivable	561,761	637,433

As of September 30, 2007 and 2008, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5.	INVENTORIES

Inventories have been valued in accordance with the policy described in note 1(e). The principal components were as follows:

	As of September 30,
	2007 ThU.S.$	2008 ThU.S.$

Finished goods (pulp)	76,373	113,067
Finished goods (timber and panels)	188,685	231,314
Work in progress	21,606	24,048
Saw logs, pulpwood and chips	56,879	69,805
Raw material	71,261	83,244
Forests under exploitation	233,584	275,662
Pending imports	1,696	5,932
Other	29,641	46,571

Total inventories	679,725	849,643

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1(f).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The accumulated net book value of these revaluations as of each period-end is detailed below by class of asset:

	As of September 30,
	2007 ThU.S.$	2008 ThU.S.$

Buildings and other infrastructure	2,370	2,224
Machinery and equipment	110	110

Total increase in value due to technical revaluation of property, plant and equipment	2,480	2,334

Depreciation of property, plant and equipment was calculated as described in note 1(f) and was as follows:

	As of September 30,
	2007 ThU.S.$	2008 ThU.S.$

Depreciation of:
Property, plant and equipment (excluding land and forests)	177,063	172,576
Technical revaluation	110	110

Total	177,173	172,686

Accumulated depreciation was as follows:

	As of September 30,
	2007 ThU.S.$	2008 ThU.S.$

Accumulated depreciation of:
Property, plant and equipment (excluding land and forests)	2,380,194	2,590,487
Technical revaluation	65,360	65,508

Total	2,445,554	2,655,995

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT, continued

Forests

The cost and the commercial valuation increment of the forests, determined as described in note 1(f), was as follows:

	As of September 30,
	2007 ThU.S.$	2008 ThU.S.$

Cost of forests	1,091,737	1,192,243
Commercial valuation increment	1,437,803	1,612,431

Total	2,529,540	2,804,674

7.	INVESTMENTS IN RELATED COMPANIES

a)	Effected Investments

On April 24, 2008 and July 18, 2008 a contribution for a capital increase in Inversiones Puerto Coronel S.A. for an amount of US$2 million and US$3 million was made respectively.

As of March 28, 2008, our subsidiary, Faplac S.A., completed the purchase of 20% participation in Grupo Savitar S.A. for US$2.3 million.

In accordance with Circular No. 1.697 of the Chilean Securities Commission, the determination of the fair value of the purchase can eventually change through an analysis of the value of the acquired assets.

As of September 30, 2007, there are no investments to disclose.

b)	Received dividends

Dividends were received as of June 30, 2008 and 2007 according to the following detail:

	As of September 30,
	2007 ThU.S.$	2008 ThU.S.$

Puerto de Lirquén S.A.	880	2,099
Dynea Brasil S.A.	4,436	3,698

Total	5,316	5,797

c)	Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

7.	INVESTMENTS IN RELATED COMPANIES, continued

d)	Investments in Brazil

On September 27, 2007, our negotiations with Stora Enso Oyj, of Switzerland and Finland, concluded successfully, incorporating into our acquisitions the assets that Stora Enso Oyj had acquired from International Paper in Brazil.

A summary of the agreements reached and subscribed are as follows:

a)

Our Brazilian subsidiary Arauco Florestal S.A. acquired 80% of the shares of Stora Enso Arapoti Empreendimentos Agrícolas S.A., which owns 50,000 hectares of land, including plantations of 25,000 hectares of pine and 5,000 hectares of eucalyptus in the town of Arapoti, Paraná, Brazil;

b)

Our Brazilian subsidiary Placas do Paraná S.A. acquired 20% of the shares in Stora Enso Arapoti Industria de Papel S.A., which owns a paper producing plant with a production capacity of 205,000 tons of paper per year, also located in the town of Arapoti, Paraná in Brazil;

c)

Our Brazilian subsidiary Placas do Paraná S.A. acquired 100% of the shares or rights in Stora Enso Arapoti Serraria Ltda., which owns a sawmill with a production capacity of 150,000 m3/year, also in Arapoti, Paraná, Brazil.

The structure of the purchase and sale involved the payout on behalf of the purchasing companies of US$208,000,000, which was financed through the subsidiary’s own resources and bank credits contracted by Arauco.

e)	Others

On January 1st, 2007 Norwood S.A. was merged into the subsidiary Aserraderos Arauco S.A.

The investments in related companies at each period-end were as follows:

	As of September 30,
	Percentage Participation		Investment Value		Net income of investee
	2007%	2008%	2007 ThU.S.$	2008 ThU.S.$	2007 ThU.S.$	2008 ThU.S.$

Puerto de Lirquén S.A.	20.14	20.14	26,484	27,519	2,432	2,213
Inversiones Puerto Coronel S.A.	50.00	50.00	14,252	22,473	1,482	920
Servicios Corporativos Sercor S.A.	20.00	20.00	1,496	1,262	118	(111)
Eka Chile S.A.	50.00	50.00	27,423	29,791	(464)	(547)
Dynea Brasil S.A.	50.00	50.00	17,222	17,315	2,665	2,682
-Genómica Forestal S.A.	0.00	25.00	—	2	—	—
Stora Enso Arapoti Industria de Papel S.A.	0.00	20.00	—	40,282	—	(408)
Savitar	0.00	20.00	—	2,353	—	—

Total			86,877	140,997	6,233	4,749

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

7.	GOODWILL AND NEGATIVE GOODWILL

a)	Goodwill as of each period-end was as follows:

	As of September 30,

	2007		2008

	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$

Eka Chile S.A.	1,816	605	—	—
Southwoods-Arauco Lumber L.L.C.	225	75	—	—
Forestal Los Lagos S.A.	48	707	44	641
Norwood S.A.	11	281	11	266
Forestal Nuestra Señora del Carmen S.A. (ex - La Señora del Milagro S.R.L.)	79	2,004	86	2,086

Total goodwill	2,179	3,672	141	2,993

b)	Negative goodwill as of each period-end was as follows:

	As of September 30,

	2007		2008

	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$

Arauco Forest Brasil S.A. (ex -L.D. Forest Products S.A.)	3,112	56,326	3,170	52,252
Ecoresin S.A.	10	267	16	285
Ecoboard S.A.	13	145	7	97
Arauco Florestal Arapoti S.A. (*)	—	—	842	35,637

Total negative goodwill	3,135	56,738	4,035	88,271

(*)Pursuant to the Chilean Securities Commission’s Circular Letter No. 1697, the Company is conducting additional analyses of some assets that eventually will be added to the currently reported values.

9.	OTHER NON-CURRENT ASSETS

Other non-current assets as of each period-end were as follows:

	As of September 30,
	2007 ThU.S.$	2008 ThU.S.$

Recoverable taxes	19,047	21,205
Bond issue expenses	10,789	8,104
Discounts on bond issues	4,410	4,014
Forestry roads	12,095	9,279
Other	3,402	3,812

Total other non-current assets	49,743	46,414

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

10.	CURRENT BANK BORROWINGS

Current bank borrowings as of period-end were as follows:

	As of September 30,
	2007 ThU.S.$	2008 ThU.S.$

Total outstanding	59,500	239,519
Principal outstanding	59,317	237,928
Weighted average annual interest rate	5.81	4.67

          Current bank borrowings were denominated as follows:

	As of September 30,
	2007 ThU.S.$	2008 ThU.S.$

Obligations in foreign currency	59,483	239,519
Obligations in local currency	17	—

Total current bank borrowings	59,500	239,519

11.	CURRENT LIABILITIES

(a)	The following liabilities, excluding bank borrowings, fall due within one year:

	As of September 30,
	2007 ThU.S.$	2008 ThU.S.$

Current portion of bonds	125,831	123,040
Current portion of other long-term liabilities	616	460
Trade accounts payable	245,449	244,937
Accounts and notes payable to related parties	5,394	11,071
Current provisions	55,939	44,582
Sundry accounts payable and other liabilities	80,034	53,336

Total	513,263	477,426

(b)	The percentages of these obligations in foreign and local currency, were as follows at period-end:

	As of September 30,
	2007%	2008%

Foreign currency	66.20	69.76
Local currency	33.90	30.24

Total	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS

Arauco had five series of Yankee Bonds and one series of bonds sold pursuant to Rule 144A (the “Rule 144A Bonds”) outstanding as of September 30, 2008.

The balances of the bonds were as follows:

	As of September 30,
	2007 ThU.S.$	2008 ThU.S.$

Current
Yankee Bonds 1st Issue	102,042	—
Yankee Bonds 2nd Issue	691	100,691
Yankee Bonds 3rd Issue	2,916	2,916
Yankee Bonds 4th Issue	1,416	1,416
Yankee Bonds 5th Issue	3,459	3,459
Yankee Bonds 6th Issue	10,000	9,251
Rule 144 A Bonds	5,307	5,307

Total current (including accrued interest)	125,831	123,040

Long-term
Yankee Bonds 2nd Issue	225,000	125,000
Yankee Bonds 3rd Issue	270,500	270,500
Yankee Bonds 4th Issue	387,000	387,000
Yankee Bonds 5th Issue	300,000	300,000
Yankee Bonds 6th Issue	400,000	370,000
Rule 144A Bonds	270,000	270,000

Total long-term	1,852,500	1,722,500

Less total accrued interest	25,831	23,140

Total principal outstanding	1,952,500	1,822,400

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

These bonds have the following characteristics:

	Yankee Bonds 1st Issue	Yankee Bonds 2nd Issue	Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue	Yankee Bonds 5th Issue	Yankee Bonds 6th Issue	Rule 144A Bonds Issue

Issue date	Dec. 15, 1995	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001	Jul. 9, 2003	April 20, 2005	June 9, 2007

Authorized Amount (nominal)	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 270,000

Authorized Amount (outstanding)		12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 270,500	10 years ThU.S.$ 387,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 370,000	10 years ThU.S.$ 270,000

Issue amount	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 270,000

Amounts Authorized but not issued	—	—	—	—	—	—	—

Principal Repayment	December 2007	12 years September 2009 20 years September 2017	August 2010	September 2011	July 2013	April 2015	June 2017

Interest rate (excluding effects of any interest rate swap)	7.00%	12 years 7.20% 20 years 7.50%	8.625%	7.75%	5.125%	5.625%	6.375%

Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

As of September 2008, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThU.S.$

2008 (*)	23,040
2009	100,000
2010	270,500
2011	387,000
2013	300,000
2015	370,000
2017	395,000

Total	1,845,540

(*) This amount corresponds to accrued interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

13.	ACCRUED LIABILITIES

(a)	Accrued liabilities were as follows:

	As of September 30,
	2007 ThU.S.$	2008 ThU.S.$

Accrual for staff vacations	12,099	13,452
Plant maintenance accrual	8,105	—
Standby letters of credit	572	814
Staff severance indemnities	1,877	2,463
Selling and other transportation costs provisions	4,158	3,660
Electrical expense provision	7,981	2,611
Staff salary and benefits	2,330	2,356
Forestry activity expenses	1,044	2,187
Pending monthly provisional payments	8,190	7,597
Chlorate Plant provision	1,779	—
Services and fees provision	1,662	2,095
Provision for trials	—	3,326
Technical assistance provision	1,081	398
Other current liabilities	5,061	3,623

Total accrued liabilities	55,939	44,582

(b)	Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1(j). The movement in this account was as follows:

	As of September 30,
	2007 ThU.S.$	2008 ThU.S.$

Balance at beginning of period	24,080	30,362
Provision during the period	3,014	914
Payments during the period	(543)	(830)

Balance as of period-end	26,551	30,446

	As of September30,
	2007 ThU.S.$	2008 ThU.S.$

Shown in the balance sheet as:
Current	1,877	2,463
Long-term	24,674	27,983

Total	26,551	30,446

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements September 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS

(a)	Long-term bank borrowings including accrued interest outstanding at each period-end were as follows:

		As of September 30, 2007		As of September 30, 2008
Bank or financial institution	Denomination	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$

Tesoro Argentino (2)	U.S.$	278	862	—	571
Citigroup (Revolving Facility) (3)	U.S.$	160,000	84,442	—	160,839
Santander Overseas Bank Inc. (4)	U.S.$	7,200	2,541	4,800	2,493
BBVA New York (5)	U.S.$	—	—	240,000	3,202
Banco Alfa	R$	131	113	18	109
Banco Safra	R$	84	132	—	82
Banco Bradesco	R$	—	—	—	775
Banco Sampo	U.S.$	4,910	3,447	1,637	3,342
Banco ABN	U.S.$	485	1,015	—	494
International Finance Corporation	U.S.$	5,000	210	—	—
Banco Do Brasil	R$	—	2,895	—	1,035

Total long-term bank borrowings		178,088	95,657	246,455	172,942

The weighted average interest rates for long-term foreign currency-denominated debt for the periods ended September 30, 2007 and 2008 were 5.63% and 4.21%, respectively. Arauco enters into interest rate swap agreements to swap certain amounts of its non-U.S. dollar denominated payment obligations for U.S. dollar-denominated payment obligations.

Six-month LIBOR on September 30, 2007 and 2008 was 5.13% and 3.10%, respectively.

(1)

Through the Company’s subsidiary Alto Paraná S.A., Arauco obtained a U.S.$250 million note from Argentine Collateral Trust I on June 13, 2001. Interest was payable semi-annually. The Company had guaranteed repayment of the notes which were paid off in 2007.

(2)

Arauco has a note payable to the Argentine Tesoro Nacional. The loan was initially obtained by Alto Paraná, a subsidiary of the Company acquired in 1997. The principal amount of the initial loan was U.S.$13 million, payable to Banco Nacional de Desarrollo, and was guaranteed by the Argentine government. The loan was refinanced when Banco Nacional de Desarrollo was taken over by the Argentine government. The note is due in annual installments with final payment due in 2008. Interest is payable semi-annually in arrears.

(3)

On August 3, 2004, the Company obtained a syndicated loan of U.S.$240 million with a group of banks led by Citigroup, BBVA, Calyon and Dresdner Kleinwort Wasserstein. The syndicated loan is structured as a revolving facility, allowing the Company to borrow, prepay and borrow the committed amount again during the life of the credit facility. Funds will be used for debt refinancing and other corporate purposes. The term of the syndicated loan is five years and the interest rate is LIBOR plus 0.275% if the outstanding amount is less than 50% of the facility, and LIBOR plus 0.30% if the outstanding amount is more than 50% of the facility.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements September 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(4)

The subsidiary Forestal Los Lagos S.A. obtained a U.S.$12 million loan in order to repay outstanding debt. The loan was denominated in U.S. dollars and had a variable interest rate of LIBOR plus 0.50%. Interest payments are due semi-annually while the loan principal is repayable in seven semi-annually payments, which begin on January 2, 2007.

(5)

On September 27, 2007, the Company entered into two syndicated loan agreements with Banco Bilbao Viscaya Argentaria S.A. for a principal amount of U.S.$150 million and U.S.$90 million, respectively. Each of the loans mature on March 27, 2016 and bear interest at a rate of LIBOR plus 0.2%. Interest is payable semi-annually.

(b)	Debt distribution

As of September 30, 2007 and 2008, long-term bank borrowings, including both the current portion and interest accrued, were denominated in U.S. dollars and Brazilian reals.

(c)	Maturity of long-term bank borrowings

As of September 30, 2008, the maturities of long-term bank borrowings payable were as follows:

Year	ThU.S.$

2009	1,655
2010	4,800
2011	24,000
2012	48,000
2013	48,000
2014 and thereafter	120,000

Total	246,455

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

•	The interest coverage ratio must not be less than 2.0.

•	The ratio of debt to consolidated tangible net worth must not be higher than 1.2.

•	Consolidated net worth must not be less than U.S.$2,500 million.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements September 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES

(a)	Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries determine and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to U.S.$106,861 thousand and U.S.$103,414 thousand for the periods ended September 30, 2007 and 2008, respectively. Furthermore, Arauco established provisions for U.S.$138 thousand as of September 30, 2007 and U.S.$110 thousand as of September 30, 2008, in accordance with Article 21 of the Income Tax Law. These amounts are shown in “Income tax payable,” net of monthly prepayments and training expenses.

The detail of income tax expense is as follows:

	As of September 30,
	2007 ThU.S.$	2008 ThU.S.$

Income tax	(106,861)	(103,414)
Adjustment to prior year’s tax expense	12	3,113
Provisions estimated in accordance with Article No. 21 of the Income Tax Law in Chile	(138)	(110)
Deferred income tax	(34,149)	(28,336)
Tributary benefit for tributary losses	—	7,049
Amortization of complementary accounts	(333)	(213)
Other charges and credits to the account	1,468	966

Total Income Tax	(140,001)	(120,945)

(b)	Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of September 30, 2008 were as follows:

	Retained Earnings		Shareholders’
	With Credit ThU.S.$	Without Credit ThU.S.$	Tax Credit ThU.S.$

Balance as of December 31, 2006	122,575	579	25,106
Balance as of December 31, 2007	207,899	42,962	23,100

Total	330,474	43,541	48,206

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements September 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation

As explained in note 1(h), as of September 30, 2007 and 2008 Arauco recorded accumulated deferred taxes arising from temporary differences as follows:

	As of September 30, 2007

	Deferred tax assets		Deferred tax liabilities

	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$

Allowance for doubtful accounts	3,175	276	—	—
Deferred revenues	69	68	—	—
Accrual for staff vacations	1,764	—	—	—
Production costs	—	—	10,586	—
Value difference and property, plant and equipment depreciation	—	—	482	189,456
Capitalized expenses	—	—	7,925	21,205
Obsolescence reserve	617	—	—	—
Debt issue and project expenses	—	—	—	4,515
Staff severance indemnities	3,182	1,299	—	—
Tax loss carry-forwards	2,719	31,416	—	—
Property, plant and equipment valuation	—	560	—	11,215
Accrual for contingencies	579	1,370	—	—
Other	5,010	1,087	717	1,539
Plant maintenance accrual	682	—	—	—
Leasing assets	130	864	1,065	728
Sales provision	2,783	—	—	—
Inventories value	993	223	—	—

Total	21,703	37,163	20,775	228,658

Complementary accounts, net of accumulated amortization (1)	(2,719)	(38)	—	(6,479)
Valuation provision	—	—	—	—

Total	18,984	37,125	20,775	222,179

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements September 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation, continued

	As of September 30, 2008

	Deferred tax assets		Deferred tax liabilities

	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$

Allowance for doubtful accounts	3,932	330	—	—
Deferred revenues	271	53	—	—
Accrual for staff vacations	1,859	—	—	—
Production costs	—	—	15,003	—
Capitalized expenses	—	—	11,523	22,250
Value difference and property, plant and equipment depreciation	—	—	462	216,543
Staff severance indemnities	3,728	1,622	—	—
Debt issue and project expenses	—	—	—	3,570
Obsolescence reserve	2,040	83	—	—
Accrual for contingencies	1,165	1,404	—	—
Tax loss carry-forwards	2,807	32,509	—	—
Property, plant and equipment valuation	—	561	—	26,776
Other	7,510	529	688	2,123
Plant maintenance accrual	—	—	643	—
Leasing assets	342	836	1,305	2,450
Sales provision	5,587	—	—	—
Inventory value	35	—	—	—

Total	29,276	37,927	29,624	273,172

Complementary accounts, net of accumulated amortization (1)	(2,719)	(18)	—	(6,108)
Valuation provision	—	—	—	—

Total	26,557	37,909	29,624	267,604

(1) These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

16.	FORESTRY GRANTS

Forestry grants are included in shareholders’ equity under the account heading “Forestry and other reserves.” These grants are transferred to income at the time of sale of the related finished goods. The Company’s forestry subsidiaries received forestry grants of U.S.$83 thousand during the period ending September 30, 2007 and received forestry grants of U.S.$97 thousand during the period ending September 30, 2008.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each period-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their U.S. dollar equivalent at each period-end.

		At September 30,
	Currency	2007 ThU.S.$	2008 ThU.S.$

Assets
Current Assets:
Cash and banks	U.S.$	10,998	22,556
Cash and banks	Ch$	5,004	2,931
Cash and banks	Ar$	7,018	5,227
Cash and banks	R$	288	231
Cash and banks	Euro	4,779	4,800
Cash and banks	Mx$	1,035	1,149
Cash and banks	Other currencies	2,056	1,386
Time deposits and marketable securities	U.S.$	144,173	95,548
Time deposits and marketable securities	Ch$	2,450	63
Time deposits and marketable securities	R$	11,383	72,314
Time deposits and marketable securities	Euro	57,753	22,629
Time deposits and marketable securities	Ar$	6	25
Trade accounts receivable	U.S.$	444,080	524,402
Trade accounts receivable	Ch$	43,423	57,142
Trade accounts receivable	Ar$	11,735	12,129
Trade accounts receivable	R$	30,025	29,265
Trade accounts receivable	Euro	10,871	11,207
Trade accounts receivable	Mx$	6,907	3,796
Trade accounts receivable	Other currencies	4,070	6,581
Other accounts receivable	U.S.$	18,770	18,389
Other accounts receivable	Ch$	44,096	34,406
Other accounts receivable	Ar$	17,914	14,554
Other accounts receivable	R$	1,723	3,308
Other accounts receivable	Euro	13,217	723
Other accounts receivable	Mx$	1,499	1,880
Other accounts receivable	Other currencies	315	229
Inventories	U.S.$	625,638	830,517
Inventories	Ch$	54,087	19,126
Other current assets	U.S.$	73,457	148,849
Other current assets	Ch$	135,995	126,390
Other current assets	Ar$	16,247	10,936
Other current assets	R$	4,151	9,689
Other current assets	Mx$	1,956	7,679
Other current assets	Euro	119	—
Other current assets	Other currencies	740	1,683

Total current assets		1,807,978	2,101,739

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At September 30,
	Currency	2007 ThU.S.$	2008 ThU.S.$

Property, plant and equipment and other assets:
Property, plant and equipment	U.S.$	6,078,093	6,540,858
Property, plant and equipment	Ch$	23,092	18,153
Other assets	U.S.$	64,911	79,610
Other assets	Ch$	12,169	9,208
Other assets	Ar$	19,711	21,164
Other assets	R$	1,129	2,274
Other assets	Mx$	43	57
Other assets	Other currencies	—	263

Total property, plant and equipment and other assets		6,199,148	6,671,587

Total assets		8,007,126	8,773,326

		At September 30,
	Currency	2007 ThU.S.$	2008 ThU.S.$

Liabilities

Current liabilities:
Current bank borrowings	U.S.$	59,483	239,514
Current bank borrowings	Ch$	17	5
Current portion of long-term bank borrowings	U.S.$	92,517	170,941
Current portion of long-term bank borrowings	R$	3,140	2,001
Current portion of bonds	U.S.$	125,831	123,040
Notes and trade accounts payable	U.S.$	116,016	112,885
Notes and trade accounts payable	Ch$	106,674	100,673
Notes and trade accounts payable	Euro	11,710	11,920
Notes and trade accounts payable	Mx$	2,258	1,372
Notes and trade accounts payable	Other currencies	150	2,643
Notes and trade accounts payable	R$	52	2,669
Notes and trade accounts payable	Ar$	8,589	12,775
Other current liabilities	U.S.$	17,453	7,825
Other current liabilities	Ch$	67,745	43,679
Other current liabilities	Euro	112	97
Other current liabilities	Other currencies	129	2
Other current liabilities	R$	26,949	41,679
Other current liabilities	Ar$	27,886	8,374
Other current liabilities	Mx$	1,709	7,793

Total current liabilities		668,420	889,887

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At September 30,
	Currency	2007 ThU.S.$	2008 ThU.S.$

Long-term liabilities:
Long-term bank borrowings	U.S.$	177,873	246,455
Long-term bank borrowings	R$	215	—
Bonds	U.S.$	1,852,500	1,722,500
Other long-term liabilities	U.S.$	25,311	46,703
Other long-term liabilities	Ch$	160,198	170,419
Other long-term liabilities	Other currencies	4	6
Other long-term liabilities	R$	53,973	58,428
Other long-term liabilities	Ar$	24,825	30,047

Total long-term liabilities		2,294,899	2,274,558

Total liabilities		2,963,319	3,164,445

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

		As of September 30,
Company	Relationship	2007 ThU.S.$	2008 ThU.S.$	Transaction

(a) Current assets
Eka Chile S.A.	Affiliate	3,510	311	Accounts receivable
CMPC Maderas S.A.	Indirect	24	31	Accounts receivable
Dynea S.A.	Indirect	85	2,412	Accounts receivable
Stora Enso Arapoti Industria de Papel S.A.	Affiliate	—	2,806	Accounts receivable
Forestal Mininco S.A.	Indirect	—	840	Accounts receivable
Fundación Educacional Arauco	Affiliate	142	784

Total current assets		3,761	7,184

(b) Current liabilities
Compañía de Petróleos de Chile Copec S.A.	Affiliate of Shareholder	3,848	8,670	Accounts payable
Puerto de Lirquén S.A.	Affiliate	263	935	Accounts payable
Edipac S.A.	Indirect	3	—	Accounts payable
Abastible S.A.	Indirect	202	305	Accounts payable
Servicios Corporativos Sercor S.A.	Indirect	7	2	Accounts payable
Sigma S.A.	Indirect	3	—	Accounts payable
Cía. Puerto de Coronel S.A.	Affiliate	562	284	Accounts payable
Cía. Sudamericana de Vapores S.A.	Indirect	488	835	Accounts payable
Entel S.A.	Indirect	16	17	Accounts payable
Depósitos Portuarios Lirquén S.A.	Indirect	1	4	Accounts payable
Forestal del Sur S.A.	Indirect	—	14	Accounts payable
Adm. Est. de Serv. Serco S.A.	Indirect	1	—	Accounts payable
Codelco Chile	Indirect	1	—	Accounts payable
Sodimac S.A.	Indirect	—	5	Accounts payable

Total current liabilities		5,394	11,071

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

During the periods ended September 30, 2007 and 2008, Arauco had the following related party transactions, higher than U.S.$200 thousand, that affected net income:

		Purchases (sales) Period ended September 30,
		2007 ThU.S.$	2008 ThU.S.$

(a)	Compañía de Petróleos de Chile Copec S.A.:
	Purchases of fuel	57,969	99,419
(b)	Puerto de Lirquén S.A.:
	Port services	5,687	6,878
(c)	Abastible S.A.:
	Purchases of fuel	2,650	3,230
(d)	Cía. Puerto de Coronel S.A:
	Stockpiling services	4,097	2,429
(e)	Portaluppi, Guzmán y Bezanilla Abogados:
	Legal advice	920	1,134
(f)	Eka Chile S.A.:
	Purchase of sodium chlorate	34,654	80,145
	Electricity sale	(18,784)	(3,553)
(g)	Forestal del Sur S.A.:
	Purchase of wood and timber	1,396	1,434
	Sales of chips	(2,698)	(53,482)
(h)	CMPC Celulosa S.A.:
	Sales timber	(701)	(368)
(i)	Cía. Sud Americana de Vapores S.A.:
	Freight services	7,355	6,464
(j)	CMPC Maderas S.A.:
	Purchase timber	712	160
(k)	Dynea Brasil S.A.:
	Purchase of chemical products	21,458	31,788
	Purchase of melamine paper	11,930	15,852
	Services	(309)	(456)
	Other sales	(359)	(421)
(l)	Sodimac S.A.:
	Sales timber	(40,046)	(46,951)
(m)	Codelco Chile S.A.:
	Purchase of materials	168	1,292
(n)	Colbún S.A.:
	Electricity sale	(11,644)	(4,080)
(o)	Entel S.A.:
	Telephone services	426	583
(p)	Stora Enso Arapoti Industria de Papel:
	Sales timber	—	(7,445)
(q)	Empresas Copec S.A.:
	Managing services	173	215
(r)	Cenelca S.A.:
	Purchase of electricity	246	—
(s)	Copec Móbil Ltda.:
	Oil purchase	404	—

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS

Warranties

Full, unconditional and irrevocable warranty of the Company on behalf of its subsidiary Alto Paraná S.A., in relation to the issuance of Rule 144A Bonds dated as of June 9th, 2007 for the amount of US$270,000,000 due in June 2017.

Binding bail of the Company on behalf of its subsidiary Arauco Generación S.A. in relation to the construction of a sodium chloride plant of Eka Chile S.A.

Trials or other legal proceedings

A)	The Company is involved in the following proceedings and legal actions regarding the operation of the Valdivia Plant:

1)

Through Exempt Resolution No. 0250 dated April 1, 2004, the Environmental Regional Commission (“COREMA”) opened an investigation in connection with some alleged violations of environmental regulations pursuant to Resolution of Environmental Description No. 279-1998 by the Valdivia Project.

The Company answered the charges before the Commission. Nevertheless, through Resolution No.387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 Monthly Tax Units (“UTM,” a Monthly Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate) (U.S.$59,718 at September 30, 2008) for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the industrial waste fluids discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19,300). The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, and the Company paid 10% of the total claimed. The case is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements September 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

2)

Due to the emission of odors in the Valdivia Plant during July 2004, through Resolution 1775 of December 17, 2004 the Department of Health Service of Valdivia fined Arauco 1,000 Monthly Tax Paying Units (U.S.$66 thousand as of September 30, 2008), and established certain obligations to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution, before the First Civil Court of Valdivia, who by the Sentence dated September 2, 2006 rejected the claim. The Company subsequently appealed before the Appeals Court of Valdivia, which on June 4, 2007 resolved to partly accept the appeal, lowering the fine imposed to 200 Monthly Tax Paying Units.

However, the Health Service of Valdivia, (currently the Sanitary Authority), commenced a proceeding challenging the ruling, which must be decided by the Supreme Court.

3)

Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution No. 182 dated March 15, 2005, COREMA resolved to sanction the Company with 800 UTM (U.S.$53 thousand as of September 30, 2008), Arauco appealed that sanction on March 31, 2005 and paid 10% of the total claimed. The case is currently in progress.

4)

Through resolution dated April 22, 2005, the Regional Ministerial Secretary of Health (the “Health SEREMI”) fined Arauco 1,000 UTM (U.S.$66 thousand as of September 30, 2008), due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. 785-2005, which is currently in progress.

5)

Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the Cruces River, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

Through Resolution No. 197 dated March 18, 2005, COREMA fined Arauco 1,400 UTM (U.S.$93 thousand as of September 30, 2008). Arauco appealed that sanction and paid the required percentage of the total claimed. The case is currently in progress, through case No. 777-05.

6)

Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements September 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 Annual Tax Units (“UTA”, an Annual Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate) (U.S.$159 thousand at September 30, 2008). This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, which rejected the complaint. The resolution was appealed in the Appeal Court, and the matter is currently in progress.

7)

Several complaints have been filed with the Warranty Court of Valdivia, due to alleged violations in connection with the operations of the Valdivia Plant. All the complaints are being addressed through a single investigation. The complaints charge alleged violations set forth in Article 291 of the Penal Code, Article 136 of the Fishing Law and Article 38 of the National Monuments Law. The investigation is currently in progress in the appropriate District Attorney’s office. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility neither to the Company nor its employees for these events.

8)

On April 27, 2005, the State of Chile Defense Committee filed an indemnity demand against the Company in the First Civil Court of Valdivia (Rol 746-2005). The Company filed its response that it is not responsible for the environmental damages and therefore the indemnification payments, as well as the claimed repairs, are inadmissible. The lawsuit is pending resolution.

9)

Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent resolved to sanction the Company with a fine of 400 UTA (U.S.$318 thousand at September 30, 2008). The Company appealed to the 26th Civil Court of Santiago. The claim was denied according to a notification dated September 6, 2007. In virtue of that, the Company filed an appeal, which is currently pending resolution.

10)

On January 25, 2006, the Health SEREMI commenced a sanitary proceeding with regard to a fatal accident in January 2006 involving an employee of a contractor working in the Valdivia project, but no charges have been presented against Arauco.

11)

As a result of a complaint regarding odors perceived by some citizens of the city of Valdivia on May 19, 2007, the Sanitary Authority initiated a sanitary investigation against the Valdivia Plant. Arauco presented their responses dated May 28, 2007 and the matter is pending final resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements September 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

B)	Arauco is subject to the following legal actions and proceedings affecting its Arauco Plant:

1)

On August 23, 2004, Arauco’s Department of Health Services began a sanitation investigation based on the nuisance caused by a turpentine spill at the Arauco Plant. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM (U.S.$66 thousand at September 30, 2008).

This Resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

C)	Arauco is subject to the following legal actions and proceedings affecting its Nueva Aldea Forestry Industrial Complex:

1)

On April 8, 2005, several appeal claims were filed against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Nueva Aldea Forestry Industrial Complex, which had been approved on March 10, 2005. The aforementioned appeals were filed by individuals who participated in the development of the Study on Environmental Impact, with the participation of citizens. On May 4 and May 31, 2005, respectively, the Company and the Regional Environmental Commission of the Eighth Region informed the public about the appeals, which are currently in progress.

We consider that the Resolution on Environmental Qualification is sufficiently funded and adjusted to current law. In management’s opinion, based on reports of the legal counsel, such appeals should be rejected.

2)

On December 15, 2005, the Health SEREMI commenced a sanitary proceeding with regard to an accident involving the exposure of three employees of Echeverría Izquierdo Montajes Industriales, S.A., while handling the equipment owned by a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. The Company was required to appear in the proceeding and submitted all required paperwork. Through Resolution 2810, dated June 29, 2006, the SEREMI resolved to sanction various companies, including Arauco, which the SEREMI fined 300 UTM (US$20 thousand at September 30, 2008). Arauco subsequently presented an appeal to the sanction before the court of Concepción. The proceeding is currently in progress.

3)

At the end of March 2006, several appeal claims were presented against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Nueva Aldea Forestry Industrial Complex, which were approved on February 20, 2006. The appeals were filed by individuals who participated in the development of the Environmental Impact Study, with the participation of other Chilean citizens. On May 31, 2006, the company informed the Executive Committee of the CONAMA about the appeals. The proceedings are currently in progress.

We consider that the Resolution on Environmental Qualification is sufficiently funded and adjusted to current law. In management’s opinion, based on reports of the legal counsel, such appeals should be rejected.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements September 30, 2008 Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

4)

On December 27, 2006, a dispute was presented by relatives of Mr. Pablo Reyes Cerda, a former employee of a contracting company of the Nueva Aldea Forestry Industrial Complex, who died on November 24, 2006, relating to his alleged homicide. The State Prosecutor of Quirihue is carrying out the investigation. In the opinion of the management, based on the reports of its legal counsel, the evidence in the investigation does not credit responsibility neither to the Company nor its employees for these matters.

5)

In October of 2006, Mr. Héctor Manuel Rabanal Baeza filed charges with the corresponding Prosecutor for damages to private property. The complaint alleges damages were caused by operations of the Pulp Plant of the Forestry Industrial Complex of Nueva Aldea. The investigation is being handled by the Prosecutor’s Office of Quirihue, which, on July 11, 2008 requested the dismissal of the case, which was granted by the Court of Guarantees of Coelemu on July 26, 2008. The decision has been executed.

6)

According to the Inspection Records dated June 11, 2007, the Sanitary Authority requested that a Company representative present the files previously mentioned referring to an alleged event of odors occurring on the same date. The proceeding is currently ongoing.

7)

On March 9, 2007, Mr. Andrés Cáceres Lorca, in representation of don Eduardo Alberto Schwencke Balde and of the Hydro Power Company, submitted a claim for an alleged usurpation of the right to explore underground waters. The investigation was carried out by the Prosecutor’s Office of Quirihue, which, on September 12, 2008 requested the dismissal of the case, which was awarded by the Court of Guarantees of Quirihue on October 20, 2008. The decision has not yet been executed.

8)

As of December 20, 2007, the Company has been notified of nine similar complaints. Eight complaints are directed against Echeverría Izquierdo Montajes Industriales S.A., as employer and against Celulosa Arauco and Constitución S.A., as the responsible subsidiary, and also directly against Arauco. The other complaint is directed against Mr. Leonel Enrique Espinoza Canales as employer and against Celulosa Arauco and Constitución S.A., as responsible subsidiary, and directly against Arauco.

The complaints requests that all the plaintiffs (72 plaintiffs in total) be indemnified for the damages that they allegedly suffered as a result of the event which took place in December of 2005, referenced in item 2) above.

Notified of said complaints, the Company opposed on the basis of lack of jurisdiction, and answered the principal complaints, claiming that they are invalid for failure to state a claim. Also, the Company responded to the secondary complaints directly against the Company, requesting them to be rejected for lacking any merit. The matter is currently proceeding.

9)

On January 29, 2008, the Company received notice of another complaint by a former employee, Fernando Vargas Llanos, requesting indemnification for damages for alleged damages suffered in virtue of the event that took place in December 2005, referred in item 2) above. The complaint is directed against his former employer Inspección Técnica y Control de Calidad Limitada (ITC), the construction company Echeverría Izquierdo Montajes Industriales S.A. and Celulosa Arauco y Constitución S.A.

The complaint requests that Mr. Vargas be indemnified for the damages that he allegedly suffered as a result of the events that took place on December 2005, referenced in item 2) above.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

Notified of said complaint, the Company opposed on the basis of lack of jurisdiction, and answered the complaint claiming that they are invalid for failure to state a claim. The matter is currently proceeding.

10)

On June 9, 2008, the Company was notified of a complaint brought by Mr. Ramon Patricio Valverde Prats, in representation of Mr. Juan Carlos Rozas Alvarado, against Echeverría Izquierdo Montajes Industriales S.A., Mr. Rozas’s former employer, and the Company.

The complaint requests that Mr. Rozas be indemnified for the damages that he allegedly suffered as a result of the events that took place on December 2005, referenced in item 2) above.

Once the Company was notified, it challenged the complaint on the basis of a lack of jurisdiction and answered the complaint by requesting its dismissal for failure to state a claim. The matter is currently proceeding.

11)

On October 16, 2008 the Regional Secretary of the Ministry of Health, Office of Ñuble, initiated a sanitary proceeding relating to a Company worker who was stripping a truck that belonged to a subcontractor of the Company. The representative of Celulosa Arauco y Constitución S.A. was summoned to appear before the relevant authorities on October 20, 2008, the date on which they presented the corresponding charges.

D)	Arauco is subject to the following legal actions and proceedings affecting its Constitución Plant:

1)

On January 24, 2006, the Company was notified of a claim for an injunction brought by Alvaro Santa María Prieto and Alejandro Lagos Letelier in the Court of Constitucion, seeking to modify the Company’s activities in the area with respect to air quality control guidelines. In the opinion of the management, based on the reports of its legal counsel and the factual information available to us, this complaint lacks merit.

2)

Through Inspection Act No. 1118, dated June 6, 2008, a representative of the Company was requested to make an appearance before the Sanitary Authority regarding a sanitary proceeding involving the delivery by the Company of reports related to TRS gases.

On June 17, 2008, the Company presented its responses and the matter is pending resolution.

E)	Celulosa Arauco y Constitución S.A. has the following legal actions and proceedings affecting its Pulp Plant of Licancel:

1)

The Sanitary Indictment (Rit 489-2007) initiated by the Sanitary Authority, according to the Inspection Act number 1150 of June 18, 2007 was initiated regarding leaking of industrial liquid on the ground and the draining to the Louders Channel and the Mataquito River, the creation of chip movement in the collection area and movement of these to such patio since it would result in an infraction to the current operational prohibitions.

Responses were presented on June 22, 2007, date of the citation, and date on which investigations were also conducted resulting in the need for new factual declarations.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

Through a resolution dated August 20, 2007, the company was fined 2,000 UTM. The Company presented an appeal to the same authority, which was rejected on October 11, 2007. The resolution to the Sanitary Authority was the subject of a claim presented to the 4th Civil Court of Talca, dated October 31, 2007, which is still pending.

2)

Sanitary Indictment (Rit Nº 535-2007) initiated by the Sanitary Authority, according to the Inspection Act No 1153 dated June 21, 2007, regarding the functioning of a Black Liquor (Licor Negro) pool that would infringe the current operational prohibitions, disposing the immediate detention of the process and if necessary, the withdrawal and moving of the product, preventing any effect on the community, environment or workers health. The Company presented its responses but on July 13 the Health SEREMI imposed a fine for 1000 UTM (US$66 thousand at September 30, 2008) and kept the functioning prohibition for a total of 60 business days until they obtain a favorable report from the Sanitary Authority. On July 20, 2007 Arauco presented a reposition recourse to the Health SEREMI of the Maule Region with the purpose of leaving the July 13 resolution without effect, which was denied on September 28, 2007. A judicial claim was filed on October 1, 2007, and matter is currently pending resolution. In any case, the Health SEREMI of the Maule Region lifted the functioning ban (Resolution Nº 6860 dated October 22, 2007).

3)

Pursuant to Resolution N° 1828 dated June 13, 2007, the Sanitary Services Superintendent initiated an administrative sanctioning process against the Company regarding the surpassing of the maximum levels allowed for the pH parameters and suspended solids. The Company presented its responses within the time established in the resolution, which was June 25, 2007.

Pursuant to a resolution dated June 26, 2007 the Sanitary Services Superintendent resolved to amplify the charges included in resolution 1828.

Arauco presented its respective responses dated as of July 17, 2007. However, by Resolution N° 2589 of August 28, 2007, the Sanitary Services Superintendent sanctioned the Company with a fine of 100 UTA (US$80 thousand as of September 30, 2008) for not following the applicable emission norms and with a fine of 1,000 UTA (US$796 thousand as of September 30, 2008) for risking the health of the population. This last sanctioned was appealed before the Court of Santiago and the matter is currently still pending resolution.

4)

The Public Ministry initiated an investigation related to the death of fish above-mentioned, to which complaints presented by both public and private entities were accumulated. The investigation is being led by part of the prosecutor’s office of Licanten (Ruc 0700427552-1). The investigation is still pending.

5)

According to the Inspection Act Nº 1155, dated July 10, 2007, the black liquor pool had been functioning; however, the movement of trucks with pieces of pine during the loading and unloading process would have been observed, and the presence of loaded trucks in the sector west of the aviation field would have also been observed. Pursuant to this, the Company was requested to present their responses regarding the sanitary indictment, which was done on July 20, 2007. The matter is still pending.

6)

On September 7, 2007, the State Defense Council presented a complaint against the Company for reparations of environmental damages and indemnifications of damages to the Fourth Civil Tribunal of Talca (Rol 322-2007). After the Company was notified, the parties agreed to suspend the proceeding for

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

ninety business days, which was approved by the tribunal on December 21, 2007. On May 16, 2008, the suspension was lifted and the matter is currently pending resolution.

7)

On April 8, 2008 through Resolution Nº 1340, the Superintendence of Sanitary Services initiated an administrative proceeding against the Company regarding lack of compliance with the conditions imposed by the Environmental Qualification Resolution Nº308 of 2006, specifically items 4.1 and 10, allowing the Company ten days to refute the charges in the resolution.

On April 23, 2008, the Company formulated the evidence to refute the charges and requested the establishment of a probation period. On October 13, 2008, the Superintendence of Sanitary Services resolved to void the sanction proceeding and closed the related administrative file.

8)

Through Inspection Act No. 1160, dated August 3, 2007, a representative of the Company was requested to make an appearance before the Sanitary Authority regarding a sanitary proceeding involving the Company’s procedure for transporting dangerous waste.

On August 16, 2007, the Company presented its responses and the matter is pending resolution.

The Company is not currently involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

Other contingencies

a)

The Electricity and Fuel Superintendent imposed sanctions on Arauco’s subsidiary Arauco Generación S.A. for alleged deficiencies in the Central Interconnected System. Arauco Generación S.A. is appealing these sanctions in the Court of Justice and with the Superintendent, and the matter is currently pending resolution. The amounts of the fines in question reach Ch$61,456 thousand (U.S.$111 thousand) and have been recorded in the consolidated financial statements.

b)

On October 8, 2007 the Administracion Federal de Ingresos Públicos (“AFIP”) notified the subsidiary Alto Paraná S.A. the commencement of an administrative process (“court-initiated proceedings”), where the deductibility to the Income Tax, certain expenses, interests and exchange gains or losses generated by Private Negotiable Obligations that were issued by the Company in 2001 and precanceled in 2007 for a sum of US$250 million are being questioned.

On December 14, 2007, the AFIP notified Alto Paraná S.A. that it rejected the subsidiary’s position and proceeded to demand the income, within fifteen business days, of the calculated differences in the Income Taxes for the financial years 2002, 2003 and 2004 for the sum of US$53,289 thousand in principal and the rest as back interest and penalty fines.

Based on the opinion of the legal counsel and according to the analysis and evaluation of the grounds of the claim, of the applicable norm and the existing judicial precedents, the Company considers that there are solid grounds that credit the legitimacy of it going forward in the determination of its tributary charge,

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

ending up hopeful that the fiscal claim is revoked by the jurisdictional court. For such reasons we have not included a provision for this concept.

As of September 30, 2008, the Company was not involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

Restrictions

a)

Due to the liabilities presented in the categories of banks borrowings and bonds, there are certain financial restrictions with which Arauco must comply. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

(i) the ratio of debt to consolidated tangible net worth must not be greater than 1.2;

(ii) consolidated net worth must not be less than U.S.$2,500 million; and

(iii) the interest coverage ratio must not be less than 2.0.

Arauco’s Argentine subsidiary Alto Paraná S.A., due to its obligations with Rule 144A, must comply with the following ratios:

(i) the total financial liabilities (excluding Rule 144A debt) must not be greater than 65% of its shareholders’ equity plus the debt with JPMorgan Chase; and

ii) the ratio between EBITDA and excluded interests generated by the debt with Rule 144A cannot be less than 1.75.

Both Arauco and its subsidiary Alto Paraná S.A. have complied with these restrictions as of September 30, 2008.

b)

An agreement of Wood Supply and Future Land Purchases entered into by Celulosa Arauco y Constitución S.A. and a contract of Forestry Administration entered into by certain of Arauco’s forestry subsidiaries, both with the Fondo de Inversión Bío Bío, pursuant to which Arauco is subject to the following minimum financial restrictions. Failure to meet these restrictions could result in the purchase in advance of future obligations.

(i) the ratio of debt to consolidated tangible net worth must not be greater than 1.2;

(ii) consolidated net worth must not be less than U.S.$2,500 million; and

(iii) the interest coverage ratio must not be less than 2.0.

Pursuant to the agreement of Wood Supply between Arauco and the Fondo de Inversiones Bio Bio, Arauco would be required to advance the future purchases of wood (in part or entirely, depending on the situation) if the Fondo Bío Bío, in the event of “Significant Adverse Event”, as defined by the agreement, cannot meet its financial obligations with its own resources.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

20.	SHAREHOLDERS’ EQUITY

The movements in the capital and reserve accounts for each of the periods ended September 30, 2007 and 2008 are as follows:

September 30, 2007	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Retained earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the Period ThU.S.$	Total ThU.S.$

Balance as of December 31, 2006	347,551	5,625	1,631,736	2,317,030	(89,758)	619,421	4,831,605
Prior year income allocation	—	—	—	619,421	—	(619,421)	—
Dividend paid	—	—	—	(260,231)	89,758	—	(170,473)
Forestry reserve	—	—	(133,611)	—	—	—	(133,611)
Forestry reserve of consolidated subsidiaries	—	—	(1,316)	—	—	—	(1,316)
Conversion adjustment related to subsidiaries	—	—	6,398	—	—	—	6,398
Adjustment of previous year related to subsidiaries	—	—	—	(22,241)	—	—	(22,241)
Net income for the period	—	—	—	—	—	521,437	521,437

Balance as of September 30, 2007	347,551	5,625	1,503,207	2,653,979	—	521,437	5,031,799

September 30, 2008	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the Period ThU.S.$	Total ThU.S.$

Balance as of December 31, 2007	347,551	5,625	1,820,426	2,653,426	(108,896)	695,665	5,413,797
Prior year income allocation	—	—	—	695,665	—	(695,665)	—
Dividend paid	—	—	—	(323,781)	108,896	—	(214,885)
Forestry reserve	—	—	(135,369)	—	—	—	(135,369)
Forestry reserve of consolidated subsidiaries	—	—	(1,684)	—	—	—	(1,684)
Conversion adjustment related to subsidiaries	—	—	(3,038)	—	—	—	(3,038)
Net income for the period	—	—	—	—	—	484,688	484,688

Balance as of September 30, 2008	347,551	5,625	1,680,335	3,025,310	—	484,688	5,543,509

The number of shares authorized, issued and outstanding as of September 30, 2007 and 2008 was 113,152,446. The Company’s shares are of a single series without a fixed nominal value.

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

21.	OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of September 30,
	2007 ThU.S.$	2008 ThU.S.$

Indemnity for forests acquired	2,556	—
Reimbursement of customs duties	3,905	4,416
Rental income	935	1,498
Insurance recoveries	1,104	8,039
Sale of materials and others	91	1,059
Utility other sales	653	692
Income for sales of carbon bond	9,132	—
Other income	3,041	5,522

Total other non-operating income	21,417	21,226

22.	OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of September 30,
	2007 ThU.S.$	2008 ThU.S.$

Other depreciation and amortization	525	907
Write-off of damaged forest	2,452	1,052
Donations	253	6
Project expenses	1,826	765
Provision for uncollectible accounts receivable	598	5,361
Legal expenses	739	1,901
Taxes	2,946	1,184
Services and honoraries	926	948
Fine, readjustment and interests	315	84
Indemnities	222	550
Sales expenses adjustment for previous year	2,076	697
Mill stoppage	—	2,558
Other expenses	5,601	5,357
Write-off of inventory	—	450

Total other non-operating expenses	18,479	21,820

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

23.	MINORITY INTEREST

The equity value corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follows:

	As of September 30,
	2007 ThU.S.$	2008 ThU.S.$

Alto Paraná S.A.	129	132
Forestal Arauco S.A.	1,815	1,892
Forestal Cholguán S.A.	5,085	5,347
Controladora de Plagas Forestales S.A.	220	191
Forestal Los Lagos S.A.	4,759	5,616
Arauco Florestal Arapoti S.A.	—	52,194

Total	12,008	65,372

Income corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follows:

	As of September 30,
	2007 ThU.S.$	2008 ThU.S.$

Alto Paraná S.A.	(8)	4
Forestal Arauco S.A.	(30)	8
Forestal Cholguán S.A.	(115)	(80)
Controladora de Plagas Forestales S.A.	(18)	—
Forestal Los Lagos S.A.	117	49
Flooring S.A.	339	—
Arauco Florestal Arapoti S.A.	—	(1,524)

Total	285	(1,543)

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS

From the Chilean Securities Commission

During the periods ended September 30, 2007 and 2008, neither the Company nor any of its Directors or Executives has received sanctions from the Chilean Securities Commission.

From other administrative authorities

1)

As a result of a complaint regarding odors perceived by a group of citizens in the city of Valdivia on May 19, 2007, the Sanitary Authority initiated a sanitary investigation against Planta Valdivia. Arauco presented their responses dated May 28, 2007 and the matter is pending final resolution.

2)

According to the Inspection Act of June 11 2007, the Sanitary Authority requested a representative of the Nueva Aldea Plant of the Company with the purpose of presenting the files referring to an alleged event of odors that occurred on the same date. The matter is pending final resolution.

3)

By the Inspection Act Nº 3851 dated as of June 5, 2007 the Sanitary Authority of the Maule Region initiated a sanitary Indictment regarding the death of fish in the Mataquito River detected on June 5, 2007 that was attributed to spilling of industrial liquids from the Licancel Plant. The Company presented its responses at the Licantén Office of the Health SEREMI of the Maule Region dated June 12, 2007. The matter is currently pending.

4)

The Sanitary Indictment (Rit 489-2007) initiated by the Sanitary Authority, according to the Inspection Act number 1150 of June 18, 2007 was initiated regarding leaking of industrial liquid on the ground and the draining to the Lourdes Channel and the Mataquito River, the creation of chip movement in the wood yard and movement of these to such wood yard which would result in an infraction to the current operational prohibitions.

Requested to present responses, these were presented on June 22, date of the citation, in which also research was completed and new antecedents were required.

Through a resolution dated August 20, 2007, the company was fined 2,000 UTM. The Company presented an appeal to the same authority, which was rejected on October 11, 2007. The resolution to the Sanitary Authority was the subject of a claim presented to the 4th Civil Court of Talca, dated October 31, 2007, which is still pending.

5)

Sanitary Indictment (Rit Nº 535-2007) initiated by the Sanitary Authority, according to the Inspection Act No 1153 dated June 21, 2007, regarding the functioning of a Black Liquor (Licor Negro) pool that would infringe the current operational prohibitions, disposing the immediate detention of the process. The Company presented its responses but on July 13 the Health SEREMI imposed a fine for 1,000 UTM and kept the functioning prohibition for a total of 60 business days until they obtain a favorable report from the Sanitary Authority. On July 20, 2007 Arauco presented a reposition resource to the Health SEREMI of the Maule Region with the purpose of leaving the July 13 resolution without effect, which was denied on September 28, 2007, for which a judicial appeal was filed on October 1st. the appeal is currently pending resolution. The Health SEREMI of the Maule Region lifted the functioning ban (Resolution Nº 6860 dated October 22, 2007).

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES Unaudited Notes to the Consolidated Financial Statements September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

6)

Pursuant to Resolution N° 1828 dated June 13, 2007, the Superintendent of Sanitary Services initiated an administrative sanctioning process against the Company regarding the exceeding of the maximum levels allowed for the pH parameters and suspended solids. The Company presented its responses within the time established in the resolution, which was June 25, 2007.

Pursuant to a resolution dated June 26, 2007 the Sanitary Services Superintendent resolved to amplify the charges included in resolution 1828. The respective responses were presented on July 17. However, through resolution 2589 of August 28 2007, the Sanitary Services Superintendent sanctioned the Company with a fine of 100 UTA for not following the applicable emission norms and with a fine of 1,000 UTA for risking the health of the population. This last sanction was appealed before the Court of Santiago and the matter is currently pending resolution.

7)

According to the Inspection Act Nº 1155, dated July 10, 2007, the black liquor pool had been functioning; however, the movement of trucks with pieces of pine during the loading and unloading process would have been observed, and the presence of loaded trucks in the sector west of the aviation field would have also been observed. As a result of the above referenced, the Company was summoned to present their discharges in a sanitary proceeding, which they did in July 20, 2007. The matter is pending.

8)

Pursuant to resolution Nº 705/8063, notified to the Company on April 12, 2007, the Communal Labor Inspection of Constitución applied a fine of 140 UTM for an infraction to the Labor Code. The fine was appealed to the Labor Court of Talca and the proceeding is currently in progress.

9)

On December 15, 2005, the Health SEREMI commenced a sanitary proceeding with regard to an accident involving the exposure of three employees of Echeverría Izquierdo Montajes Industriales, S.A., while handling the equipment owned by a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. The Company was required to appear in the proceeding and submitted all required paperwork. Through Resolution 2810, dated June 29, 2006, the SEREMI resolved to sanction various companies, including Arauco, which the SEREMI fined 300 UTM. Arauco subsequently presented an appeal to the sanction before the court of Concepción which appeal was granted by decision on September 5, 2008. Nevertheless, the SEREMI appealed such decision and the case is currently in progress.

10)

Through Exempt Resolution No. 0250 dated April 1, 2004, the Environmental Regional Commission (“COREMA”) opened an investigation in connection with some alleged violations of environmental regulations pursuant to Resolution of Environmental Description No. 279-1998 by the Valdivia Project. The Company answered the charges before the Commission. Nevertheless, through Resolution No.387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 UTM for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the industrial waste fluids discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19,300).

The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, and the Company paid 10% of the total claimed. The case is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

11)

Pursuant to the Records of Inspection dated July 8, 2004 and finalized on July 15, 2004, Valdivia’s Department of Health Services began a Sanitary Indictment for the alleged emission of odors at the Valdivia Plant. On July 19, 2004, the Valdivia Plant filed its reply. Through Resolution 1775 dated December 17, 2004, Valdivia’s Department of Health Services resolved to fine Arauco 1,000 UTM and established some requirements to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution in the First Civil Court of Valdivia, who by definite sentence dated September 2, 2006 rejected the claim, and it was appealed to the Valdivia Court of Appeals. On June 4, 2007, the latter court resolved to partially accept the appeal, thus reducing the fine to a final amount of 200 UTM.

However, the Health Service of Valdivia, now known as the Sanitary Authority, deduced a recourse, which shall be decided by the Supreme Court.

12)

Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution No. 182 dated March 15, 2005, COREMA resolved to sanction the Company with 800 UTM, Arauco appealed that sanction on March 31, 2005 and paid 10% of the total claimed. The case is currently in progress.

13)

Through resolution dated April 22, 2005, the Regional Ministerial Secretary of Health (the “Health SEREMI”) fined Arauco 1,000 UTM due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. Rol 785-2005, which is currently in progress.

14)

Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the Cruces River, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005. Through Resolution No. 197 dated March 18, 2005, COREMA fined Arauco 1,400 UTM. Arauco appealed that sanction and paid the required percentage of the total claimed. The case is currently in progress under the Civil Court of Puerto Montt.

15)

Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 UTA. This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, which rejected the complaint. The resolution was appealed in the Appeal Court, and the matter is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

16)

Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent resolved to sanction the Company with a fine of 400 UTA. The Company presented a challenge to the decision before the 26th Civil Court of Santiago. The Court rejected the Company’s claim, according to the judgment of September 6, 2007. As a result, the Company appealed the decision, which is still pending resolution.

17)

On August 23, 2004, Arauco’s Department of Health Services began a sanitation investigation based on the nuisance caused by a turpentine spill at the Arauco Plant. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM.

This Resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

18)

On April 8, 2008 through Resolution Nº 1340, the Superintendency of Sanitary Services initiated an administrative proceeding against the Company regarding lack of compliance with the conditions imposed by the Environmental Qualification Resolution Nº308 of 2006, specifically items 4.1 and 10, allowing the Company ten days to refute the charges in the resolution.

On April 23, 2008, the company formulated the evidence to refute the charges and requested the establishment of a probation period. On October 13, 2008 the Superintendency of Sanitary Services resolved to void the sanctions proceeding and closed the relevant administrative file.

19)

On October 16, 2008 the Regional Secretary of the Ministry of Health, Office of Ñuble, initiated a sanitary proceeding relating to a Company worker who was stripping a truck that belonged to a subcontractor of the Company. The representative of Celulosa Arauco y Constitución S.A. was summoned to appear before the relevant authorities on October 20, 2008, the date on which they presented the corresponding charges.

20)

Through resolution Nº 1114 dated June 30, 2005, the Superintendency of Electricity and Fuel applied a fine of 70 UTA to Arauco Generation S.A., for the interruption of electricity that affected the Central Intercommunication System on November 7, 2003. This fine is being appealed to said Superintendency.

21)

The Commission of Electricity and Fuels, in Exempt Resolution No. 809 dated April 27, 2004, a fine of 70 UTA on Arauco Generación S.A. in its capacity as a member company of the Load Economic Dispatch Center – Central Interconnected System, for not coordinating to preserve the safety of the electric system, as found in the Central Interconnected System’s investigation of the general failure that occurred on January 13, 2002. The fine is currently being appealed.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

25.	BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the term of the bonds.

The charges to income related to such amortizations for the periods ended September 30, 2007 and 2008 were U.S.$1,862 thousand and U.S.$2,177 thousand respectively, which amounts are reflected in the statement of income under the heading “Interest Expense” on the consolidated statements of income. The costs recorded for each period are shown below.

	As September 30,
	2007 ThU.S.$	2008 ThU.S.$

Underwriters commission	5,241	4,257
Stamp tax	3,853	2,869
Repayment of bonds	1,875	1,401
Legal advice	1,707	1,455
Printing costs	76	58
Risk evaluation	291	251
Other	304	235
Financial consultancy	269	246

Total bond issue costs	13,616	10,772

26.	CASH FLOW

According to regulations established in Circular No. 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow

Fixed assets investment	U.S.$	17.60 million	2008
Pulp mill Investment project	U.S.$	66.10 million	2008
		13.10 million	2009
		6.60 million	2010
		3.00 million	2011
Thermal Plant project	U.S.$	26.50 million	2008
		91.40 million	2009
		22.12 million	2010
Contribution to capital of Inversiones Puerto Coronel S.A., a related company	U.S.$	3.00 million	2008

27.	ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the period ended September 30, 2008.

•

Activities of monitoring, analysis and treatments of gases and effluents. Spent: U.S.$52.16 million (U.S.$75.28 million in 2007). Estimated future cost: U.S.$37.60 million (U.S.$56.06 million in 2007).

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

•

Payment related to the construction of ducts for the discharge of effluents in the Nueva Aldea Plant, the Valdivia Plant and the Constitución Plant. Spent: U.S.$22.25 million (US$31.33 million in 2007). Estimated future cost: US$2.33 million (U.S.$8.79 in 2007).

27.	ENVIRONMENTAL, continued

•

Project to improve the evacuation of water and effluent treatment of the Paneles Mill. Spent: U.S.$7.82 million (U.S.$1.09 million in 2007). Estimated future cost: U.S.$3.99 million (U.S.$374 thousand in 2007).

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process under rule ISO 14.001. Between January 1 and September 30, 2008 these subsidiaries paid U.S.$399 thousand (U.S.$371 thousand in 2007) in relation to the system and anticipate that an additional U.S.$638 thousand (U.S.$310 thousand in 2007) will be spent.

28.	SUBSEQUENT EVENTS

During a meeting held yesterday, June 24, 2008, the Board of Directors of Celulosa Arauco y Constitución S.A. agreed to register with the Superintendency of Securities and Insurance two lines of local bonds, hereafter the “Lines of Bonds”, for an aggregate amount of 10,000,000 Unidades de Fomento.

The maximum term of the first Line of Bonds shall be 10 years, such that the term for the second Line of Bonds shall be 30 years, both terms to commence on the date on which each respective line is registered in the Securities Registry of the Superintendency of Securities and Insurance.

The Lines of Bonds will not have special guarantees, and the bonds that will be issued and charged to the lines may be placed in the general market, shall be issued to bearer, shall be uncertificated, shall not be convertible into shares of capital stock of the company, and may be denominated in pesos, Unidades de Fomento or United States Dollars.

Once the Lines of Bonds are registered with the Securities Registry, the Board of Directors shall have the responsibility of approving the issuance and the placement of the corresponding bonds.

These Lines of Bonds have been agreed upon in order for the company to have new financing alternatives, with the objective to optimize the financial conditions under the existing credits and to finance the operations of the company.

CELULOSA ARAUCO Y CONSTITUCION S.A.
AND SUBSIDIARIES
Unaudited Notes to the Consolidated Financial Statements
September 30, 2008
Amounts in thousands of U.S. dollars, except as indicated

No other event has occurred since September 30, 2008 and up to the filing of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V.	Matías Domeyko C.
Chief Controller Officer	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date:	December 1, 2008	By:	/s/ Matías Domeyko Cassel

Name: Matías Domeyko Cassel
Title: Chief Executive Officer